Exhibit 99-1

510 Burrard St, 3rd Floor
Date: 12/07/2010	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: FORBES MEDI-TECH INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	14/07/2010
Record Date for Voting (if applicable) :	14/07/2010
Beneficial Ownership Determination Date :	14/07/2010
Meeting Date :	16/08/2010
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	345155105	CA3451551053

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for FORBES MEDI-TECH INC